RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2017

Computation of Net Capital

Total stockholders' equity qualified for net capital			$	267,865

Deductions and/or charges
  Non-allowable assets:

Commissions receivable	$	8,133		
Receivables and advances - related parties		597		
Prepaid expenses		910		
Prepaid federal income tax		5,320		
Property and equipment, net		21,397		(36,357)
Net capital			$	231,508

Aggregate Indebtedness

Accounts payable and accrued liabilities		$	380,377
State income taxes payable			3,500
Total aggregate indebtedness		$	383,877

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		$	50,000
Net capital in excess of minimum requirement		$	181,508
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital		$	171,508
Ratio of aggregate indebtedness to net capital		1.66	to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1
as of April 30, 2017 as filed by Rhodes Securities, Inc. on form X-17-A-5.
Accordingly, no reconciliation is necessary.